ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS Return Optimization Securities (UBS-ROS) Enhanced Return Strategies for Moderate Return Environments

UBS Return Optimization Securities (UBS-ROS) provide market exposure with enhanced return potential.

Description
UBS Return Optimization Securities (UBS-ROS) are designed to enhance returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation.

The UBS-ROS have the same downside risk as the underlying asset but offer increased upside potential. Typically the investor will receive 2 to 3 times leveraged exposure to upside appreciation subject to a maximum return. The UBS-ROS perform best when returns on the underlying asset are positive but modest (mid to high single digit returns), and are often considered a return enhancement strategy within an equity allocation.

At maturity, the UBS-ROS will result in one of the following three possible payouts:

•	If the underlying asset return is equal to or greater than the pre- determined maximum gain, you will receive your principal plus an amount based on the maximum gain percentage return.

•
If the underlying asset return is positive (but less than the pre- determined maximum gain), you will receive your principal plus an amount based on the leveraged underlying asset return up to the maximum gain.

•	If the underlying asset return is negative, you will receive your principal reduced by the asset return.

The UBS-ROS are typically linked to US and International equity indices, but can also be linked to individual stocks, baskets of stocks, commodities, currencies or interest rates. If you have an investment that has declined in value and you want to maintain your exposure to that sector or market, a UBS Return Optimization Security linked to that sector or market may be used to enhance any positive returns up to the maximum gain.

Example of a UBS Return Optimization Security
You expect only moderate returns over the near term from an Exchange Traded Fund (ETF) or an index fund you own but still want to maintain your exposure to that equity sector. You could substitute or compliment your ETF, or an index fund, investment with a UBS Return Optimization Security linked to the same equity index with the goal of leveraging any positive returns up to the maximum gain.

Assumptions
Underlying Asset:	an equity index
Index Starting Level when the UBS-ROS are purchased:	100
Investment:	$1,000
Leverage Factor:	3x
Maximum Gain:	18%
Maturity:	18 months

Scenario 1
The index rises moderately
The index performs in line with your expectations and rises by 5% over the 18-month term of the UBS-ROS. In this case, you receive your principal plus triple the return of the index. Your $1,000 investment in the UBS-ROS results in a gain of 15%, calculated as 5% x 3 (or $150).

Had your $1,000 been invested in an ETF or an index fund tracking the return of the index (without considering dividends or fees) you would have a gain of 5% (or $50).

Scenario 2
The index rises sharply
The index performs very well and increases by 25% over the 18-month term of the UBS-ROS. In this case, you receive your principal, but your UBS-ROS are capped at a maximum gain of 18%. Your $1,000 investment in the UBS-ROS results in a gain of 18% (or $180).

Had your $1,000 been invested in an ETF or an index fund tracking the return of the index (without considering dividends or fees), you would have a gain of 25% (or $250).

Scenario 3
The index declines
The index declines by 20% over the 18-month term of the UBS-ROS. In this case, you receive your principal less 20%. Your $1,000 investment in the UBS-ROS results in a loss of 20% (or -$200).

Had your $1,000 been invested in an ETF or an index fund tracking the return of the index (without considering dividends or fees) you would have a loss of 20% (or -$200).

Taxation
The tax characterization of the UBS-ROS is based on a facts and circumstances analysis and the treatment of the UBS-ROS may be uncertain. Generally, it will be at least reasonable to treat the UBS-ROS as a derivative contract for US tax purposes. Consequently, it will be at least reasonable to treat any gains or losses on the UBS-ROS at maturity as long-term capital gains or losses if the UBS-ROS are held for more than one year. Please see the applicable offering materials for specific tax information regarding any UBS-ROS offering.

The discussion above is subject to all the assumptions and limitations contained in the applicable offering document and may not be applicable to you. The tax summary provided in the applicable offering document for particular UBS-ROS will supersede, and should be read to replace, the above discussion in respect of those UBS-ROS.

Scenario Analysis
Index Level at Maturity	Return of Index	Return of UBS-ROS
136	36%	18%
130	30%	18%
124	24%	18%
118	18%	18%
112	12%	18%
106	6%	18%
103	3%	9%
100	0%	0%
97	-3%	-3%
94	-6%	-6%
88	-12%	-12%
82	-18%	-18%
76	-24%	-24%
70	-30%	-30%
64	-36%	-36%

Examples are for illustrative purposes only and do not convey any information regarding actual circumstances or profits. These examples assume no dividends paid on the index and do not take into account the effect of taxes or transaction costs.

Return Profile

Conclusions
The UBS-ROS will outperform the underlying asset in a moderate-return market environment. The underlying asset outperforms the UBS-ROS in cases where the underlying asset rises by more than the maximum gain on the UBS-ROS. The UBS-ROS perform comparably to the underlying asset in negative-return market environments.

Key Risks
•	The UBS-ROS are fully exposed to any decline in the level of the underlying asset. You may lose some or all of your principal.

•	Your return potential is limited to the maximum gain on the UBS-ROS at maturity.

•	The UBS-ROS do not pay interest. Any dividends paid on the stocks in the underlying asset will not be paid to you or reinvested in the underlying asset.

•
The UBS-ROS will not be listed. The issuer of the UBS-ROS is expected to maintain a secondary market for the UBS-ROS but liquidity cannot be guaranteed. In the event that no liquidity is available, you should be prepared to hold your UBS-ROS until maturity.

•
Owning the UBS-ROS is not the same as owning the applicable index or basket indices — The return on your UBS-ROS may not reflect the return you would realize if you actually owned the applicable index or basket indices.

•	Credit of issuer — An investment in the UBS-ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the UBS-ROS.

For more information on the risks associated with the UBS-ROS, please read the risk factors in the offering materials relating to a specific offering before making an investment decision.

UBS Return Optimization Securities are sold by prospectus only. Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, the UBS-ROS.

This material is issued by UBS AG or an affiliate (“UBS”).

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, risk of adverse of unanticipated market developments, risk of issuer default or illiquidity. In certain transactions investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

This publication provides a general overview of each of the topics addressed, and includes a general description of certain of the US legal, tax and accounting considerations that may affect the transactions described herein. The descriptions of such matters are necessarily general, do not address the situation of a particular client and do not purport to be complete. UBS does not provide legal, tax or accounting advice. Clients should seek their own counsel for tax, accounting and legal advice in light of their own particular circumstances.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Securities LLC
Structured Investments
677 Washington Boulevard
Stamford, CT 06901
Tel: +1-203-719 7200
Fax: +1-203-719 3477
structuredinvestments@ubs.com

www.ubs.com/structuredinvestmentsus
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